Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 1 DATED MAY 19, 2014

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014 (the “Prospectus”).

The purposes of this Supplement are as follows:

A.	To provide information regarding distributions declared;

B.	To update disclosures in the section of the Prospectus titled “Business;” and

C.	To update the section of the Prospectus titled “Management of the Company.”

A.	Declaration of Distributions

On May 9, 2014, the Company’s Board of Managers approved increasing distributions for all classes of the Company’s units for the period from May 1 through May 31, 2014. These distributions will be calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On or before June 3, 2014, these distributions will be paid in cash or reinvested in the Company’s units, for those investors participating in the Company’s unit reinvestment plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

B.	Update to the Section Titled “Business”

1. The following information updates and supplements the “Business — Investments — Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of March 31, 2014:

Certain Portfolio Characteristics:

Impact Overview

TriLinc Borrower Companies’ Employees:

•	Total Employees	4,967

Percentage of TriLinc borrowers that:

•	Comply with local environmental, labor, health, safety and business laws, standards and regulations	100%

•	Demonstrate their positive impact on the community through community service and/or community donations	100%

•	Commit to working towards implementing international environmental and health and safety best practices	100%

•	Implement environmentally sustainable practices, including energy savings, waste reduction and/or conservation	78%

Top 5 Borrower Impact Objectives (total over 100% as borrowers can choose multiple):

•	Job Creation	78%

•	Capacity Building	22%

•	Access to Financial Services	11%

•	Health Improvement	11%

•	Wage Increase	11%

Additional Impact Highlights

•	Percentage of employees receiving training or technical assistance	84%

•	Percentage of female employees	42%

2. The following disclosure supplements the “Business — Investments — Investment Spotlight” section of the Prospectus to provide an informational overview with respect to one of the Company’s recent investments, as of March 31, 2014:

Food Processor

Investment Overview
Security Type	Term Loan
Structure	Secured term loan due 11/29/14
Facility Amount	$576,000
Total Outstanding Amount	$576,000
Interest Rate[1]	13.0%
Sector	Food Products
Collateral Coverage Ratio[2]	1.25x
Primary Impact Objectives	Job Creation

[1]	The interest rate is not a measure of the Company’s investment performance nor is it indicative of distributions that the Company may provide to the investors.
[2]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

Agriculture is a primary driver of the Peruvian economy, accounting for more than a quarter of Peru’s employment and 7% of GDP, according to the World Bank. In 1997, a Peruvian businessman with over 25 years’ experience promoting exports from Peru and other Latin American countries founded a company dedicated to the processing, domestic sale and export of fruits and vegetables. The founder/CEO’s wealth of experience has enabled the company to expand its business by establishing strategic alliances and sales contracts with leading international brands.

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The Company has financed part of a two-year term loan to expand the borrower’s salad and fresh cuts business with customers that include large food brands and U.S.-based restaurant chains. Committed to the health and enjoyment of their end consumer, the borrower is certified by SGS, a leading international inspection, verification, testing and certification firm, for its food quality and safety management systems.

According to a report by the UN Food and Agriculture Organization (FAO), the agro-industry’s value chain causes a high multiplier effect in job creation and value addition, and the Company’s borrower exemplifies this effect. The borrower provides employment to more than 350 people, most of whom work in Peru’s main port of Callao. Furthermore, the borrower purchases the majority of its produce from small and medium scale farmers throughout Peru, thereby supporting additional livelihoods. The borrower’s CEO works extensively with these suppliers, providing technical assistance to improve product quality, efficiency and productivity, thus strengthening their businesses’ viability. The borrower’s business model helps ensure the benefits of economies of scale and adherence to industry standards, while contributing to Peru’s economic growth and the development of their rural communities.

C.	Update to the Section Titled “Management of the Company”

The third, the fourth and the fifth sentences in the second paragraph of R. Michael Barth’s biography on page 99 of the Prospectus are deleted in their entirety and replaced with the following:

“Mr. Barth is currently a member of the Board of Directors of FINCA Microfinance Holding and SNV (USA), a member of the Board of Bamboo Finance (Luxembourg) and Senior Advisor of the Grassroots Business Fund. He is also a member of the Investment Committee of private equity manager Tuninvest /Africinvest. Additionally, he is a non-resident Fellow of the Center for Strategic and International Studies, a member of the Expert Advisory Board of Dalberg Global Development Advisors, the International Council of the Bretton Woods Committee, the Council of the Royal Tropical Institute of The Netherlands.”

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